Exhibit 23.0

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-56918, 333-88525 and 333-104787 on Form S-3, and 333-63101, 333-71990, 333-71992, 333-81134 and 333-93193 on Form S-8 of WPS Resources Corporation of our report dated January 29, 2003 (July 11, 2003 as to the reclassification of certain energy trading activities to a net basis of reporting as described in Notes 1 and 4) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of EITF Issue 02-03, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities") on the consolidated financial statements and the related financial statement schedules of WPS Resources Corporation appearing in this Current Report on Form 8-K of WPS Resources Corporation.

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
August 1, 2003